SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 3)*

                         SILICON MOUNTAIN HOLDINGS, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    98919P108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)* S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,431,083 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,431,083 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,083 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------
            * Based on 14,325,162 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, LLC ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 36,624 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 200 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 17,272 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 11,174 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 111,354 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E and Warrant F, the "Warrants") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a Secured Convertible Term Note, in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and
(x) 758,612 Shares of common stock . The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F and Warrant G, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson
Associates, Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens Capital Management, LLC ("VCM") manages Valens U.S., Valens OFF SPV II and Valens OFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by PSource, Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,431,083 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,431,083 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,083 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------
         * Based on 14,325,162 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, LLC ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 18,312 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 100 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 8,636 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 5,587 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 55,677 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E and Warrant F, the "Warrants") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a Secured Convertible Term Note, in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and
(x) 758,612 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F and Warrant G, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding . The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson
Associates, Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource ismanaged by LCM. Valens Capital Management, LLC ("VCM") manages Valens U.S., Valens OFF SPV II and Valens OFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by PSource, Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,431,083 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,431,083 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,083 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------
         * Based on 14,325,162 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, LLC ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 18,312 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 100 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 8,636 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 5,587 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 55,677 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E and Warrant F, the "Warrants") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a Secured Convertible Term Note, in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and
(x) 758,612 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F and Warrant G, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson
Associates, Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource ismanaged by LCM. Valens Capital Management, LLC ("VCM") manages Valens U.S., Valens OFF SPV II and Valens OFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by PSource, Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------- ----------------------------------------------------------------------
2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,431,083 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,431,083 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,083 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------
         * Based on 14,325,162 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, LLC ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 18,312 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 100 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 8,636 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 5,587 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 55,677 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E and Warrant F, the "Warrants") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a Secured Convertible Term Note, in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and
(x) 758,612 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F and Warrant G, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson
Associates, Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource ismanaged by LCM. Valens Capital Management, LLC ("VCM") manages Valens U.S., Valens OFF SPV II and Valens OFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by PSource, Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,431,083 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,431,083 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,083 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------
         * Based on 14,325,162 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, LLC ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 18,312 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 100 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 8,636 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 5,587 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 55,677 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E and Warrant F, the "Warrants") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a Secured Convertible Term Note, in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and
(x) 758,612 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F and Warrant G, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson
Associates, Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource ismanaged by LCM. Valens Capital Management, LLC ("VCM") manages Valens U.S., Valens OFF SPV II and Valens OFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by PSource, Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,431,083 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,431,083 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,083 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------
         * Based on 14,325,162 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, LLC ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 18,312 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 100 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 8,636 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 5,587 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 55,677 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E and Warrant F, the "Warrants") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a Secured Convertible Term Note, in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and
(x) 758,612 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F and Warrant G, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson
Associates, Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource ismanaged by LCM. Valens Capital Management, LLC ("VCM") manages Valens U.S., Valens OFF SPV II and Valens OFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by PSource, Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,431,083 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,431,083 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,083 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------
         * Based on 14,325,162 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, LLC ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 18,312 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 100 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 8,636 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 5,587 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 55,677 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E and Warrant F, the "Warrants") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a Secured Convertible Term Note, in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and
(x) 758,612 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F and Warrant G, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson
Associates, Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource ismanaged by LCM. Valens Capital Management, LLC ("VCM") manages Valens U.S., Valens OFF SPV II and Valens OFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by PSource, Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,431,083 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,431,083 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,083 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------
* Based on 14,325,162 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, LLC ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 18,312 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 100 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 8,636 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 5,587 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 55,677 Shares, at an exercise price of $.01 per Share, subject to certain adjustments;
(viii) a warrant ("Warrant G" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E and Warrant F, the "Warrants") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a Secured Convertible Term Note, in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and (x) 758,612 Shares of common stock . The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term
Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F and Warrant G, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding . The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens Capital Management, LLC ("VCM") manages Valens U.S., Valens OFF SPV II and Valens OFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by PSource, Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended.

CUSIP No. 98919P108
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                 (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  1,431,083 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARED DISPOSITIVE POWER:  1,431,083 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,431,083 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------
         * Based on 14,325,162 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, LLC ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 18,312 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 100 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 8,636 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 5,587 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 55,677 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E and Warrant F, the "Warrants") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a Secured Convertible Term Note, in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and
(x) 758,612 Shares of common stock . The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F and Warrant G, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding . The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson
Associates, Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource is managed by LCM. Valens Capital Management, LLC ("VCM") manages Valens U.S., Valens OFF SPV II and Valens OFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by PSource, Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended.

CUSIP No. 98919P108

Item 1(a).  Name of Issuer: Silicon Mountain Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            5445 DTC Parkway, Suite 450
            Greenwood Village, Colorado 80111-3143

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)

            This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed ended company incorporated in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (In Liquidation) is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates, Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin provides investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp. and Valens Offshore SPV I, Ltd. Eugene Grin
            and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., and Valens Offshore SPV I, Ltd. reported on this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, PSource Structured Debt Limited, Valens Offshore SPV I, Ltd. Valens Offshore SPV II, Corp., Valens Capital Management LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  98919P108

Item 3.     Not Applicable

Item 4.     Ownership:

       (a)  Amount Beneficially Owned: 1,431,083 shares of Common Stock

       (b)  Percent of Class: 9.99%

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 1,431,083 shares of Common Stock. *

            (iii) sole  power to  dispose  or to direct  the  disposition  of: 0 shares of Common Stock. *

            (iv)  shared  power to  dispose  or to direct  the  disposition  of:
                  1,431,083 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------
            * Based on 14,325,162 shares of the common stock, $0.001 par value per share (the "Shares"), of Silicon Mountain Holdings, Inc., a Colorado corporation (the "Company"), outstanding as of November 14, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, LLC ("Valens OFF SPV I"), Valens Offshore SPV II, Corp. ("Valens OFF SPV II") and PSource Structured Debt Limited ("PSource", and together with the Fund, Valens U.S., Valens OFF SPV I and Valens OFF SPV II, the "Investors") held (i) a warrant ("Warrant A") to acquire a total of 3,980,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (ii) a warrant ("Warrant B"), to acquire a total of 18,312 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iii) a warrant ("Warrant C") to acquire a total of 210,000 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (iv) a warrant ("Warrant D") to acquire a total of 100 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (v) a warrant ("Warrant E") to acquire a total of 8,636 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vi) a warrant ("Warrant F") to acquire 5,587 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (vii) a warrant ("Warrant F") to acquire a total of 55,677 Shares, at an exercise price of $.01 per Share, subject to certain adjustments; (viii) a warrant ("Warrant G" and together with Warrant A, Warrant B, Warrant C, Warrant D, Warrant E and Warrant F, the "Warrants") to acquire 2,145,743 Shares, at an exercise price of $.01 per Share, subject to certain adjustments, (ix) a Secured Convertible Term Note, in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $3.69 per Share, subject to certain adjustments (the "Term Note"), and
(x) 758,612 Shares of common stock. The Warrants and the Term Note contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), and/or, in the case of the Term Note, upon receipt by the holder of a Notice of Redemption (as such term is defined in the Term Note), and/or in the case of Warrant C, Warrant D, Warrant E, Warrant F and Warrant G, notice shall only be effective if delivered at a time when no indebtedness of the Company of which the holder was, at any time, the owner is outstanding. The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson
Associates, Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSource ismanaged by LCM. Valens Capital Management, LLC ("VCM") manages Valens U.S., Valens OFF SPV II and Valens OFF SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by PSource, Valens OFF SPV I and Valens OFF SPV II reported in this Schedule 13G, as amended.

CUSIP No. 98919P108

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 12, 2009
                                   ----------------
                                   Date


                                   LAURUS MASTER FUND, LTD. (In Liquidation)
                                   By:  Laurus Capital Management, LLC
                                   its investment manager

                                   /s/ David Grin
                                   ----------------
                                   David Grin
                                   Principal

CUSIP No. 98919P108

                                   APPENDIX A


A. Name:               Laurus Capital Management, LLC, a Delaware limited
                       liability company
   Business Address:   335 Madison Avenue, 10th Floor
                       New York, New York 10017
   Place of
   Organization:       Delaware


B. Name:               PSource Structured Debt Limited a closed ended company
                       incorporated with limited liability in Guernsey
   Business Address:   335 Madison Avenue, 10th Floor
                       New York, New York 10017
   Place of
   Organization:       Guernsey


C. Name:               Valens U.S. SPV I, LLC, a Delaware limited liability
                       company
   Business Address:   335 Madison Avenue, 10th Floor
                       New York, New York 10017
   Place of
   Organization:       Delaware


D. Name:               Valens Offshore SPV I, Ltd., a Cayman Islands limited
                       company
   Business Address:   335 Madison Avenue, 10th Floor
                       New York, New York 10017
   Place of
   Organization:       Cayman Islands


E. Name:               Valens Offshore SPV II, Corp. a Delaware corporation
   Business Address:   335 Madison Avenue, 10th Floor
                       New York, New York 10017
   Place of
   Organization:       Delaware


F. Name:               Valens Capital Management, LLC, a Delaware limited
                       liability Company
   Business Address:   335 Madison Avenue, 10th Floor
                       New York, New York 10017
   Place of
   Organization:       Delaware


G. Name:               David Grin
   Business Address:   335 Madison Avenue, 10th Floor
                       New York, New York 10017
   Principal
   Occupation:         Principal of Laurus Capital Management, LLC and
                       Valens Capital Management, LLC
   Citizenship:        Israel


H. Name:               Eugene Grin
   Business Address:   335 Madison Avenue, 10th Floor
                       New York, New York 10017
   Principal
   Occupation:         Principal of Laurus Capital Management, LLC and
                       Valens Capital Management, LLC
   Citizenship:        United States

CUSIP No. 98919P108

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Principal
    February 12, 2009


Valens U.S. SPV I, LLC
Valens Offshore SPV I, Ltd.
Valens Offshore SPV II, Corp.

By: Valens Capital Management, LLC
Individually and as an investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    February 12, 2009



/s/ David Grin
-----------------------------------------
    David Grin
    February 12, 2009



/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 12, 2009